NEMUCORE MEDICAL INNOVATIONS, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017

April 24, 2018



Independent Accountant's Review Report

To Management
Nemucore Medical Innovations, Inc.
Wellesley, MA

We have reviewed the accompanying balance sheet of Nemucore Medical Innovations, Inc. as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 24, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NEMUCORE MEDICAL INNOVATIONS, INC.
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS	
Cash	$ 77,001
TOTAL CURRENT ASSETS	77,001
NON-CURRENT ASSETS	
Plant, Property, & Equipment	169,129
Less: Accumulated Depreciation	(165,359)
Licensing Agreements	22,500
TOTAL NON-CURRENT ASSETS	26,270
TOTAL ASSETS	103,271

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	487,640
Accrued Liabilities	96,206
Accrued Professional Services	2,600
TOTAL LIABILITIES	586,446
SHAREHOLDERS' EQUITY	
Common Stock (100,000,000 shares authorized, 12,130,100 issued and outstanding. $.0001 par value)	1,213
Preferred Stock (10,000,000 shares authorized, 2,000,000 issued and outstanding, $.0001)	200
Additional Paid in Capital	1,997,694
Unearned Compensation	(2,285)
Retained Earnings	(2,479,996)
TOTAL SHAREHOLDERS' EQUITY	(483,175)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 103,271

Unaudited- See accompanying notes.

NEMUCORE MEDICAL INNOVATIONS, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2017

Operating Expense	
General & Adminstrative	194,481
Amortization Expense	60,000
Legal & Professional	57,114
Rent Expense	23,905
Depreciation	5,676
Stock Compensation Expense	2,219
Advertising & Promotion	299
Repairs and Maintenance	(409)
	343,284
Net Income from Operations	(352,775)
Other Income (Expense)	
Other Expense	(9,491)
Net Income	$ (362,266)

NEMUCORE MEDICAL INNOVATIONS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Cash Flows From Operating Activities

Net Income (Loss) For The Period	$	(352,775)
Amortization Expense		60,000
Depreciation Expense		5,676
Change in Accrued Liabilities		1,430
Change in Deposits and Other Assets		125
Change in Accounts Payable		(6,518)
Net Cash Flows From Operating Activities		(292,062)

Cash Flows From Financing Activities

Change in Additional Paid in Capital	365,105
Change in Unearned Compensation	2,219
Issuance of Preferred Stock	36
Issuance of Common Stock	28
Net Cash Flows From Investing Activities	367,388

Cash at Beginning of Period		1,678
Net Increase (Decrease) In Cash		75,325
Cash at End of Period	$	77,001

NEMUCORE MEDICAL INNOVATIONS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Starting Equity (Deficit)	$	(497,788)
Issuance of Stock		365,169
Unearned Compensation		2,219
Dividends Paid		-
Net Income (Loss)		(352,775)
Ending Equity (Deficit)	$	(483,175)

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Nemucore Medical Innovations, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware, and Massachusetts. The Company is a clinical-stage biopharmaceutical company that specializes in the development and commercialization of molecularly targeted therapeutics.

The Company will conduct an equity crowdfund offering during 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company incurred net operating losses during tax years 2015 and 2016. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. Net operating loss carryforwards expire if unused after twenty tax years. The Company's federal tax filings for 2015, 2016, and 2017 will be subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to income tax filing requirements in the State of Massachusetts. The Company's Massachusetts income tax filings for 2015, 2016, and 2017 will be subject to review by that State until 2019, 2020, and 2021, respectively.

The Company is subject to Franchise Tax filing requirements in the State of Delaware. The Company's Delaware Annual Report for 2015, 2016, and 2017 will be subject to review by that State until 2018, 2019, and 2020, respectively.

Depreciation

The Company uses straight line depreciation to depreciate Leasehold Improvements and Property & Equipment over management's estimate of the asset's useful life. The same treatment is extended to the amortization of the intangible asset reported in the current period.

Revenue

Revenue is recognized when performance obligations have been satisfied.

Advertising & Promotion

Advertising costs are expensed as incurred.

NOTE C- RENT

The Company occupies office space under a month to month operating lease. There are no future minimum payments due under the lease.

NOTE D- PROPERTY & EQUIPMENT

The Company applies straight-line depreciation to Property, Plant, and Equipment.

NOTE E- INTANGIBLE ASSETS

On November 13, 2015, the Company executed a licensing agreement for certain rights related to use of intellectual property. The Company estimates that the benefits of this agreement will continue for a period of thirty months from the execution date. The Company recognized a related amortization expense of approximately $60,000 for 2017, respectively. As of December 31, 2017, the intangible asset had accumulated amortization of $127,500 and a carrying value of $22,500.

NOTE F- STOCK

The Company designated 10,000,000 shares of the authorized and unissued Preferred Stock of the Corporation as "Series A Preferred Stock," with the following rights, preferences, powers, privileges, restrictions, qualifications, and limitations. The holders of record of the Common Stock are entitled to one vote per share on all matters to be voted on by the Corporation's stockholders. Holders of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common

Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date. Investors shall have the right to convert the Series A Preferred, at any time, into shares of Common Stock. The initial conversion rate shall be 1:1, subject to adjustment. The voting, dividend, liquidation, and other rights of the holders of Common Stock are expressly made subject to and qualified by the rights of the holders of any series of Preferred Stock. Upon the dissolution, liquidation, or winding up of the Corporation (whether voluntary or involuntary), holders of record of the Common Stock will be entitled to receive pro rata all assets of the Corporation available for distribution to its stockholders, subject, however, to the liquidation rights of the holders of Preferred Stock authorized, issued and outstanding.

NOTE G- EQUITY BASED COMPENSATION

The Company accounts for stock-based compensation for employees under ASC 718 (Stock Compensation). The Company's stock awards consist of stock options and restricted stock. Management considers the related amount expensed for stock options to be immaterial and accounts for the value as of the date the stock options are exercised. The company's policy is to have a contra-equity account, "unearned compensation," to account for the associated stock compensation costs that incur as the restricted stock vests. The fair value of each restricted stock is estimated on the date of the grant and compensation expense is recognized as the restricted stock vests over the period. As of the grant date, restricted stock holders are entitled to exercise the rights of common stock shareholders, including the right to vote and the right to receive dividends on the Shares, unless or until the Shares are forfeited. The Company's use of the term "vesting" in this specific case applies to the restriction on the transfer of the restricted stock. The Company still considers "unvested" restricted stock to be outstanding and uses a reduction to the unearned compensation balance to represent the cost incurred when vested.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the options and restricted stock issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the restricted stock is charged directly to expense and credited to unearned compensation.

NOTE H- DEBT

The Company accrued for two liabilities, $96,206, that is contingency-based and will be invoiced when funding has been achieved through crowdfunding. These liabilities are for work that has been completed.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 24, 2018, the date that the financial statements were available to be issued.